UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 25 April 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
   , P J Bacchus , T P Goodlace, C E
Letton^, P Mahanyele, R P Menell, S P Reid^, Y G H Suleman
^Australian, British,
#
Ghanaian, ** Executive Director
Company Secretary
: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com
Investor Enquiries
Avishkar Nagaser
Tel
+27 11 562 9775
Mobile +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com
Thomas Mengel
Tel
+27 11 562 9849
Mobile +27 72 493 5170
email
Thomas.Mengel@
goldfields.com
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
MEDIA RELEASE
POTENTIAL BOND OFFERING
NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON
LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS
UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.
Johannesburg, 25 April 2019: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) has mandated certain investment banks to arrange a series of fixed income investor meetings in the US and London commencing Monday 29th April. A 5-10 year Rule 144A / Reg S senior unsecured US$ benchmark bond offering will follow, subject to market conditions. Gold Fields Limited will be issuing through its guaranteed funding subsidiary Gold Fields Orogen Holding (BVI) Limited. FCA /
ICMA stabilization will apply.
As published in our 2018 Integrated Annual Report, one of Gold Fields
financial targets in its 2019 Balanced Scorecard is to improve the debt and extending the maturity of the debt profile. The potential bond offering is expected to extend the maturity of the debt profile.
DISCLAIMER
This announcement does not constitute or form part of any offer to sell or a solicitation of an offer to buy any securities in the U.S. or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities
Act"), or the securities laws of any state of the U.S. or any other jurisdiction. No securities may be offered, sold or delivered in the U.S.
or to, or for the account or benefit of, U.S. Persons (as defined in
Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or other securities laws. No public offering is being made in the United States or in any other jurisdiction where such an offering is restricted or prohibited or where such offer would be unlawful. The distribution of this announcement may be restricted by applicable laws and
regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions.

Enquiries
Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors
About Gold Fields
Gold Fields Limited is a globally diversified gold producer with eight operating mines and two projects in Australia, Chile, Ghana, Peru and
South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around
48.1Moz and gold Mineral Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and Mineral Resources
4,816 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New
York Stock Exchange (NYSE) and the Swiss Exchange (SIX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 25 April 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer